UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  October 11, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


      HALO EXPANDS COLD LAKE DEPOSIT WITH 1.4% COPPER AND 8.2% ZINC GRADES

TORONTO, ONTARIO, OCTOBER 11, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that additional drilling at the Cold Lake deposit, northern Manitoba has demonstrated continuity of the copper-zinc mineralization over a strike length of approximately 400 m with persistent high grades. The high grade copper-zinc zone lies within a massive sulphide horizon that was tested by 15 drill holes generally at 30 m intervals over 510 m.

                                   HIGHLIGHTS

o    Halo intersects 2.6 m of 1.4% copper and 8.2% zinc at 56.4 m in DH07-49
o    Assays up to 27% zinc over 0.65 m
o    Mineralized zone continuous over 400 m

"The results from the current drill holes expand the deposit to the south and down dip", says Lynda Bloom, President & CEO. "The zinc grades in particular are better than those from the past-producing Sherridon Mine which is just 0.8 km to the west. We have also observed gold and silver enrichment in the higher grade sections of the massive sulphides which improves the economics for future mine development."

The Cold Lake deposit is 100%-owned by Halo Resources and is located 4 km from the Bob Lake deposit and 6 km from the Park Lake deposit. It is sandwiched between the Manitoba Hydro corridor that crosses the property and the railroad, situated approximately 400 m to the north and south. A program of downhole geophysics and geological interpretation are planned prior to a second phase of drilling.

Mineralization remains open along strike and also at depth and assay results are pending for three holes drilled to test new geophysical anomalies approximately 500 meters along strike to the south east. Drilling continues at Bob Lake and assays are pending.

TECHNICAL HIGHLIGHTS

A summary of the significant results from seven additional drill holes at the Cold Lake deposit is reported in the table below for a total of 2,734 m drilled (see accompanying figure for locations). The Cold Lake deposit dips to the northeast and DH07-48 confirmed the downdip continuity of the massive sulphides on the same section as DH07-43, reported previously. Hole DH07-49, which included an intersection of 27% zinc over 0.65 m, extends the high grade zone southeast from the previously reported DH07-48. DH07-49 lies on a section that includes three historical drill holes and the massive sulphides were intersected over a downdip extent of more than 150 m.

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HOLE            DIP/        FROM        TO        INTERVAL     COPPER       ZINC
              AZIMUTH        (m)        (m)          (m)         (%)         (%)
--------------------------------------------------------------------------------
DH07-48        222/74      132.9       141.9         9.0         1.0         2.6
Including                  137.5       139.1         1.6         2.0         7.9
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DH07-49        222/65       46.4        59.0        12.6         0.8         2.3
Including                   56.4        59.0         2.6         1.4         8.2
--------------------------------------------------------------------------------
DH07-50        222/60      107.3       111.1         3.7         0.4         2.2
Including                  107.3       109.2         1.8         0.4         4.1
and                        123.5       124.3         0.8         0.6         6.9
--------------------------------------------------------------------------------
DH07-53        222/55      140.0       144.0         4.0         0.2         2.5
Including                  141.8       144.0         2.2         0.5         3.9
--------------------------------------------------------------------------------
* Widths may be overstated by up to 30% in steeply dipping holes. Geometry of the orebody has not been determined so that true widths cannot be determined at this time.

The massive sulphide zones are enriched in both gold and silver. Silver and gold enrichment are generally associated with elevated copper and zinc; for example in DH07-48 a 2 m interval at 137 m grades 22 g/t silver and 0.9 g/t gold or in DH07-49 19 g/t silver and 0.6 g/t gold over 2.6 m at 56.4 m.

Drill holes DH07-51 tested the mineralized horizon up dip from the DH07-53 intersection while DH07-52 and DH07-54 tested it to the north and south respectively. These holes intersected massive sulphides between 7 to 12 m in thickness but copper and zinc values were sub-economic. The mineralized horizon is an important target at the Sherridon property and can be traced tens of kilometers on the 200 square kilometer property controlled by Halo.

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is a drawing showing the Drill Hole locations on the Felsic Gneiss Scale is 1.5 inches equals 200 meteres

           GRAPHIC MAY BE VIEWED AT COMPANY WEBSITE: www.halores.com

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Eckart Buhlman, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ABOUT THE SHERRIDON VMS PROPERTY

The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068 lbloom@halores.com


ABOUT HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.